SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549 FORM N-8A

 NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT
                               COMPANY ACT OF 1940


      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
 Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:


   Name:          DIAMOND STAR VENTURES, INC.

   Address of Principal Business Office (No. & Street, City, State Zip Code):

                  One Magnificent Mile
                  980 North Michigan Avenue, Suite 1400
                  Chicago, Illinois 60611

   Telephone Number (including area code):   (312)  988-4880

   Name and address of agent for service of process:

                  Harbor City Research
                  201 E. Baltimore Street, Suite 630
                  Baltimore, Maryland, 21202


   Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:
YES [ ] NO [X]

     In addition to completing the cover page, a registrant must complete the following items unless it has indicated on the cover page that it is filing the registration statement required pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

     Item 1. Exact name of registrant.

         DIAMOND STAR VENTURES, INC.

     Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

         Maryland
         Date of Incorporation:  April 17, 1998

     Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

         C class corporation

     Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

     Closed end management investment company (Business Development Company)

     Item 5. If registrant is a management company:

     (a) state whether registrant is a "closed-end" company or an "open-end" company;

         Closed-end

     (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

         Non-diversified

     Item 6. Name and address of each investment adviser of registrant.

     The Registrant at present does not employ any investment advisers but may do so in the near future. The investment decisions will be made by its Board of Directors, of which a majority will be disinterested. At the present time, the Registrant has four interested Board member and two disinterested Board members. The Registrant anticipates on nominating an additional three disinterested Board members prior to making any investment decisions.

     Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

         Omar A. Rizvi
         175 N. Harbor Drive, Apt. 4502
         Chicago, Illinois 60611

         Mark P. Johnson
         1510 South State Street
         Chicago, Illinois 60605

         Christopher Stala
         225 East 85th Street, Apt. 15D
         New York, New York 10028

         David W. Sear  (disinterested)
         14810 Clara Street
         Los Gatos, California  95030

         Joanna Pamphilis  (disinterested)
         230 West Monroe Street, Suite 2600
         Chicago, Illinois 60606

         Adnan T. Rizvi
         7511 Jason Street
         Houston, Texas 77074

     Item 8. If registrant is an unincorporated investment company not having a board of directors:

     (a)  state  the name and  address  of each  sponsor  of  registrant;   Not
          Applicable.

     (b) state the name and address of each officer and director of each sponsor of registrant;
          Not Applicable.

     (c) state the name and address of each trustee and each custodian of registrant.
          Not Applicable.

     Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no). Yes.

     (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter. The current offering is being made via the Internet from www.dsventures.com and is a direct public offering. The Registrant has not engaged an underwriter for this Reg. E offering. The website is currently being reconfigured and the Registrant intends to file an amendment to its present offering circular

     (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no). Not Applicable.

     (d) State whether registrant has any securities currently issued and outstanding (yes or no). Yes.

     (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

     As of the date of this filing, the Registrant has three beneficial owners of the Registrants outstanding securities. Each of these beneficial owners are also officers and directors of the Registrant

     Item 10. State the current value of registrant's total assets.

     At present the Company has received in the amount of $38,900.00 and has repaid $32,500.00 of a $85,668 note payable to an officer of the Registrant for expenses and costs advanced to the officer as of November, 1998.

     Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no). No.

     Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any. None.

[SIGNATURES]

     1. Form of signature if registrant is an investment company having a board of directors:

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Chicago and state of Illinois on the 30th day of April 1999

Signature

DIAMOND STAR VENTURES, INC.

By:  /s/  Omar A. Rizvi
------------------------------------------------
Chairman of the Board and
Chief Executive Officer



Attest: /s/  Mark P. Johnson
-------------------------------------------------
Chief Financial Officer